                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.   20549





                                  FORM 11-K

                                ANNUAL REPORT





                      Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

                For the fiscal year ended September 30, 1993





                     ROCKWELL INTERNATIONAL CORPORATION
                          SAVINGS PLAN FOR CERTAIN
                        REPRESENTED HOURLY EMPLOYEES







                     ROCKWELL INTERNATIONAL CORPORATION
                          2201 Seal Beach Boulevard
                        Seal Beach, California  90740

                         ROCKWELL INTERNATIONAL CORPORATION
                              SAVINGS PLAN FOR CERTAIN
                            REPRESENTED HOURLY EMPLOYEES

                                         INDEX





                                                                 PAGE NUMBER

FINANCIAL STATEMENTS:

   INDEPENDENT AUDITORS' REPORT                                         1

   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
      SEPTEMBER 30, 1993 AND 1992                                     2 - 3

   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
      FOR BENEFITS, FOR THE YEARS ENDED
      SEPTEMBER 30, 1993 AND 1992                                     4 - 5

   NOTES TO FINANCIAL STATEMENTS                                      6 - 10

   SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
      SEPTEMBER 30, 1993                                             11 - 13

   SCHEDULE OF REPORTABLE TRANSACTIONS, FOR THE
      YEAR ENDED SEPTEMBER 30, 1993                                  14 - 15


SIGNATURES                                                             S-1

EXHIBIT:

     INDEPENDENT AUDITORS' CONSENT                                     S-2

INDEPENDENT AUDITORS' REPORT


To the Rockwell International Corporation Savings Plan for Certain Represented Hourly Employees and Participants:


We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Rockwell International Corporation Savings Plan for Certain Represented Hourly Employees (the "Plan") as of September 30, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan as of September 30, 1993 and 1992, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of September 30, 1993, and (2) transactions in excess of five percent of the current value of plan assets for the year ended September 30, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


December 13, 1993

Deloitte & Touche
Pittsburgh, Pennsylvania

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1993

                                                Guaranteed      Money      Rockwell     Rockwell
                                                Investment     Market       Common      Class A       Equity       Loan
ASSETS                              Total          Fund         Fund      Stock Fund   Stock Fund      Fund        Fund
INVESTMENTS:
  Rockwell International
    Corporation common stock      $9,056,412                              $8,749,224    $307,188
  Value of interest in
    registered investment
    companies                      3,805,518                                                       $3,805,518
  Money market funds               4,492,412    $   44,916   $4,428,675        18,821
  Interest in guaranteed
    investment contract trusts     8,515,486     8,515,486
  Loans to participants            1,053,875                                                                    $1,053,875

      Total investments           26,923,703     8,560,402    4,428,675    8,768,045     307,188    3,805,518    1,053,875

RECEIVABLES:
  Income                              15,729        15,708                        21
  Other                              183,040        32,132       17,361       24,764                   41,748       67,035

     Total receivables               198,769        47,840       17,361       24,785                   41,748       67,035

TOTAL ASSETS                      27,122,472     8,608,242    4,446,036    8,792,830     307,188    3,847,266    1,120,910


LIABILITY - Purchases
  pending settlement                  71,115        15,679                    24,031           4       31,401

NET ASSETS AVAILABLE FOR
  BENEFITS                       $27,051,357    $8,592,563   $4,446,036   $8,768,799    $307,184   $3,815,865   $1,120,910





See notes to financial statements




                                                                          -2-

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1992


                                                 Guaranteed     Money        Rockwell      Rockwell
                                                 Investment     Market        Common        Class A     Equity        Loan
ASSETS                                Total         Fund         Fund       Stock Fund   Stock Fund      Fund         Fund
INVESTMENTS:
  Rockwell International
    Corporation common stock       $ 6,483,707                              $6,203,589    $280,118
  Value of interest in
    registered investment
    companies                        2,894,074                                                        $2,894,074
  Money market funds                 4,425,002   $  112,257   $4,280,163        24,838       1,361         6,383
  Interest in guaranteed
    investment contract trusts       7,884,849    7,884,849
  Loans to participants                872,157                                                                      $872,157

      Total investments             22,559,789    7,997,106    4,280,163     6,228,427     281,479     2,900,457     872,157

RECEIVABLES:
  Income                                56,841       45,567       11,269             5
  Other                                 46,470                                  21,570                                24,900

      Total receivables                103,311       45,567       11,269        21,575                                24,900

TOTAL ASSETS                        22,663,100    8,042,673    4,291,432     6,250,002     281,479     2,900,457     897,057


LIABILITY

  Purchases pending settlement          56,815       45,546       11,269

NET ASSETS AVAILABLE
  FOR BENEFITS                     $22,606,285   $7,997,127   $4,280,163    $6,250,002    $281,479    $2,900,457    $897,057



See notes to financial statements.




                                                                          -3-

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 1993
                                                     Guaranteed     Money       Rockwell     Rockwell
                                                     Investment     Market       Common       Class A      Equity       Loan
ASSETS                                   Total         Fund         Fund      Stock Fund   Stock Fund      Fund        Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF
  YEAR                                $22,606,285   $7,997,127   $4,280,163   $6,250,002    $281,479    $2,900,457   $  897,057

INCOME:
Earnings from Investments:
  Dividends                               240,618                                231,398       9,220
  Net investment income from
    registered investment companies       139,335                                                          139,335
  Interest                                199,096                   127,534        1,129           5            77       70,351
  Net investment income from
    guaranteed investment
    contract trusts                       497,275      497,275
  Net appreciation in fair
    value of investments                2,940,433                              2,455,769      95,241       389,423

     Total earnings
       from investments                 4,016,757      497,275      127,534    2,688,296     104,466       528,835       70,351

Participant Contributions               4,299,691    1,650,376      862,441    1,233,986                   552,888

     Total income                       8,316,448    2,147,651      989,975    3,922,282     104,466     1,081,723       70,351

EXPENSES - Payments to
  participants or beneficiaries         3,871,376    1,386,732      776,911    1,119,087      64,739       340,756      183,151

Net income (loss)                       4,445,072      760,919      213,064    2,803,195      39,727       740,967     (112,800)
Net transfers between the funds                       (165,483)     (47,191)    (284,398)    (14,022)      174,441      336,653

NET INCREASE (DECREASE)                 4,445,072      595,436      165,873    2,518,797      25,705       915,408      223,853

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR               $27,051,357   $8,592,563   $4,446,036   $8,768,799    $307,184    $3,815,865   $1,120,910


See notes to financial statements.




                                                                          -4-

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED SEPTEMBER 30, 1992
                                               Guaranteed     Money       Rockwell     Rockwell
                                               Investment     Market       Common      Class A      Equity        Loan
ASSETS                              Total         Fund         Fund      Stock Fund   Stock Fund     Fund         Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF
  YEAR                           $21,309,778   $7,405,568   $4,193,575   $6,254,799    $372,179   $2,426,160    $657,497

INCOME:
Earnings from Investments:
  Dividends                          232,101                                220,653      11,448
  Net investment income from
    registered investment
    companies                        177,759                                                         177,759
  Interest                           248,954                   175,443        3,762         309          275      69,165
  Net investment income from
    guaranteed investment
    contract trusts                  543,115      543,115
  Net (depreciation)
    appreciation in fair
    value of investments             (84,145)                              (258,941)    (15,107)      189,903

     Total earnings (loss)
       from investments            1,117,784      543,115      175,443      (34,526)     (3,350)      367,937      69,165

Participant Contributions          4,579,339    1,680,115      973,625    1,452,345                   473,254

     Total income                  5,697,123    2,223,230    1,149,068    1,417,819      (3,350)      841,191      69,165

EXPENSES - Payments to
  participants or beneficiaries    4,400,616    1,706,976      955,997    1,263,066      67,918       439,939     (33,280)

Net income (loss)                  1,296,507      516,254      193,071      154,753     (71,268)      401,252     102,445
Net transfers between the funds                    75,305     (106,483)    (159,550)    (19,432)       73,045     137,115

NET INCREASE (DECREASE)            1,296,507      591,559       86,588       (4,797)    (90,700)      474,297     239,560

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR          $22,606,285   $7,997,127   $4,280,163   $6,250,002    $281,479    $2,900,457   $ 897,057


See notes to financial statements.
                                                                          -5-

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1993 AND 1992

1.   DESCRIPTION OF THE PLAN

     The following description of the Rockwell International Corporation Savings Plan for Certain Represented Hourly Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  a. General - The Plan is a defined contribution savings plan established by Rockwell International Corporation (the "Company"). The Company's Employee Benefit Plan Committee, the Plan's Administrative Committee and the Plan Administrator control and manage the operation and administration of the Plan. Mellon Bank, N.A. serves as the trustee for the Plan. The assets of the Plan are managed by both the trustee and
       other investment managers.   The Plan is subject to the provisions of
       the Employee Retirement Income Security Act of 1974.

       The Plan currently provides several investment funds in which contributions to the Plan may be invested. These are the Equity Fund, which may invest in real or personal property, including corporate obligations and common and preferred stock; the Guaranteed Investment Fund, which invests in contracts with insurance companies providing a guarantee of principal (backed by the general assets of the insurance company) and a specified rate of interest; the Money Market Fund, which invests in federal, state or local government debt instruments, the Loan Fund, which represents the outstanding balance of participants' loans from their accounts; and the Rockwell Common Stock Fund, which invests in Common Stock of the Company. The Plan also maintains the Rockwell Class A Stock Fund, which consists of the Company's Class A Common Stock, which was distributed by the Company in 1987 in connection with a stock dividend. Cash dividends on Common Stock and Class A Common Stock and cash contributed for investment in the Company's common stock are held in the Rockwell Common Stock Fund. All cash contributions to the Rockwell Common Stock Fund are invested in the Company's Common Stock.

  b. Participation - The Plan is extended to employees on hourly payrolls of the Company who are covered under collective bargaining agreements with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America and its Locals Nos. 887, 952, 1519 and 1558 (the "Union") and have been employed by the Company for six months. The Plan provides that employees electing to participate may currently contribute to the Plan through payroll deferrals at a specified percentage (ranging from 1% to 8%) of base compensation as defined in the Plan. Such contributions are excluded from the participants' taxable income until such amounts are received by them as a distribution from the Plan.

       The Plan also provides that certain limitations may be imposed on compensation deferral contributions in order to comply with statutory


       limitations. An employee may change his contribution percentage or suspend contributions at any time upon 15 days' notice, and may resume making contributions at any time upon 15 days' written notice.

  c. Investment Elections - A participant may elect, and during the months of February and August may change such investment election, to have his compensation deferral contributions made (i) entirely to the Equity Fund;
       (ii) entirely to the Guaranteed Investment Fund; (iii) entirely to the Money Market Fund; (iv) entirely to the Rockwell Common Stock Fund or (v) one-half to the Money Market Fund and one-half to the Rockwell Common Stock Fund.

       Participants' contributions under the Guaranteed Investment Fund are paid to insurance companies under contracts pursuant to which the contributions are invested by the insurance companies with various guaranteed annual returns for specified periods of time or until such time as the contracts may be terminated. Such contracts guarantee the following returns:

               Period of                 Annual                    Contract
            Contributions                Return                Expiration Date

        October 1, 1989 -
          September 30, 1990              7.20%              September 30, 1992

        October 1, 1990 -
          September 30, 1991              8.28%              September 30, 1993

        October 1, 1991 -
          September 30, 1992              6.48%              September 30, 1994

        October 1, 1992 -
          September 30, 1993              4.39%              September 30, 1995

        October 1, 1993 -
          September 30, 1994              4.39%              September 30, 1996

  d. Unit Values - Participants in the various investment funds do not own specific securities or other assets in such Funds, but they have an interest therein represented by units valued each month on the "Valuation Date," which is generally the last stock-trading day of the month. Between valuation dates, contributions to and withdrawal payments from each Fund are converted to units by dividing the amount of such transactions by the unit value as last determined, and the participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant. Voting rights are extended to participants in proportion to their ownership interest in the Rockwell Common Stock Fund and the Rockwell Class A Stock Fund.

  e. Vesting - Participants are fully vested in their accounts at all times. Amounts contributed through compensation deferral contributions may be distributed to participants only (i) upon termination of employment; (ii) upon attaining the age of 59-1/2 or (iii) upon demonstration by the participant to the Administrative Committee that he is suffering from hardship as defined in the Plan.


  f. Benefit Claims Payable - Retiring participants may irrevocably elect at any time during the thirty-day period ending on the day immediately prior to the effective date of their retirement to remain in the Plan without any further contributions until January 1 of the calendar year following the effective date of their retirement, at which time they shall be entitled to receive their account balance valued as of the Valuation Date immediately prior to such January 1. Terminated participants will receive their vested benefits no later than 60 days after the end of the Plan year in which such termination occurs. Participants separating from service who have not attained the age of sixty-five and who have an account balance greater than $3,500 must provide written consent to the Plan Administrator in order to receive their distribution before reaching age sixty-five. At September 30, 1993 and 1992, the amounts of such benefit claims payable to retired and terminated participants were approximately $340,000 and $268,000, respectively.

  g. Loans to Participants - A determination was made by the Plan Administrator to resume the loan program which had been suspended
       October 1, 1988 pending clarification of final IRS regulations. In June 1990, the Plan Administrator approved Appendix C to the Plan which defines the specific procedures, terms and conditions for the granting and administration of loans to participants. These procedures allow a participant to apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of the participant's account balance) from the balance of his account. Interest is charged at a rate equal to First Interstate Bank of California's prime rate plus 1%. The loans can be repaid through payroll deductions over periods ranging from 12 to 60 months or up to 120 months for the purchase of a primary residence or they can be repaid in full at any time. Payments of principal and interest will be credited to the participant's account. Participants may have only one outstanding loan at a time. Loans from participants who have terminated during the year are reflected as benefit payments in the loan fund.

  h. Plan Termination - The Company has the power to terminate or modify the Plan from time to time. Benefits under the Plan shall be provided solely from the Plan assets.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a. Valuation of Investment Securities - Investments in the Company's common stock are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the fiscal year. Investments in Class A Common Stock of the Company are stated at fair market value based upon the closing sales price of the Company's Common Stock into which it is convertible.

  b. Valuation of Interest in Registered Investment Companies - The Plan's interest in registered investment companies represents investments in Vanguard mutual funds. The Vanguard mutual funds are stated at redemption value, which approximates fair value.

  c.   Valuation of Guaranteed Investment Contract Trusts - The guaranteed
       investment  contract  trusts   are  valued  at  contract  value  (which


       approximates fair value). Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants.

  d. Valuation of Money Market Funds - Investments in money market funds are stated at cost which approximates fair value.

  e. Expenses - All costs and expenses of the Plan and its administration, except investment management fees and expenses incurred in the acquisition or disposition of investments, are paid by the Company.

3.   INVESTMENTS EXCEEDING 5% OF NET ASSETS

  The Plan's investments which exceeded 5% of net assets available for benefits as of September 30, 1993 and 1992 are as follows:

     Description of Investment                        1993            1992

     Vanguard G.I.C. 4-89, 7.20%                                   $1,945,513
     Vanguard G.I.C. 4-90, 8.28%                   $2,324,874       2,523,708
     Vanguard G.I.C. 4-91, 6.48%                    2,991,921       3,415,628
     Metropolitan Life Insurance Company
        G.I.C. 13285, 4.39%                         3,198,691
     Vanguard Money Market Reserves
        Federal Portfolio Fund                      4,428,675       4,280,163
     Rockwell International Corporation
        Common Stock                                8,749,224       6,203,589
     Vanguard Group Windsor II Mutual Fund          3,805,518       2,894,074

4.   TAX STATUS

  The Plan obtained its latest determination letter in 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.
  The Plan has been amended since receiving the determination letter. Rockwell believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of September 30, 1993.
  Therefore, no provision for income taxes is included in the Plan's financial statements.

5.   UNIT VALUES

  Participation units outstanding at September 30, 1993 and 1992 and participants' equity per unit at the end of each quarter within the fiscal years then ended are as follows:





                                  Units
                               Outstanding                   Participants' Equity Per Unit
     Fiscal Year 1993         September 30     September 30      June 30       March 31       December 31
     Equity Fund                 183,483          $20.60          $19.54        $19.38           $18.18
     Guaranteed Investment
       Fund:
         4.39% Contract        3,067,898            1.04            1.03          1.02             1.01
         6.48% Contract        2,590,459            1.14            1.12          1.10             1.09
         8.28% Contract        1,844,898            1.25            1.23          1.20             1.18
     Money Market Fund         3,883,752            1.13            1.12          1.11             1.10
     Rockwell Common
       Stock Fund                729,452           11.93           11.02         10.08             9.61
     Rockwell Class A
       Stock Fund                 28,870           10.55            9.87          8.89             8.47



                                  Units
                               Outstanding                   Participants' Equity Per Unit
     Fiscal Year 1992         September 30     September 30      June 30       March 31       December 31

     Equity Fund                  167,737         $17.60          $16.94        $16.32           $16.29
     Guaranteed Investment
       Fund:
         6.48% Contract         3,211,917           1.07            1.05          1.04             1.02
         8.28% Contract         2,189,557           1.16            1.13          1.10             1.08
         7.20% Contract         1,740,580           1.13            1.11          1.09             1.07
     Money Market Fund          3,805,717           1.09            1.08          1.07             1.06
     Rockwell Common
       Stock Fund                 723,244           8.44            7.65          7.83             9.13
     Rockwell Class A
       Stock Fund                  37,333           7.43            6.73          6.81             7.98








ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1993

         COLUMN B                                                    COLUMN C                      COLUMN D       COLUMN E
                                               Description of investment, including
    Identity of issue,                              collateral, rate of interest,
    borrower, lessor                                   maturity date, par or
    or similar party                                       maturity value                             Cost       Current Value

GUARANTEED INVESTMENT FUND


Interest in Guaranteed Investment
 Contract Trusts

Vanguard Fiduciary Trust Company         Guaranteed Investment Contract Trust, No. G4-90, 8.28% $   2,324,874    $  2,324,874
Vanguard Fiduciary Trust Company         Guaranteed Investment Contract Trust, No. G4-91, 6.48%     2,991,921       2,991,921
Metropolitan Life Insurance Company      Guaranteed Investment Contract Trust, No. 13285, 4.39%     3,198,691       3,198,691

                                             Total guaranteed investment contract trusts            8,515,486       8,515,486

Money Market Funds

* Mellon Bank N.A.                        EB Temporary Investment Fund                                 44,916          44,916

                                              Total investments - guaranteed investment fund    $   8,560,402    $  8,560,402


MONEY MARKET FUND

Money Market Funds

Vanguard Fiduciary Trust Company          Vanguard Money Market Reserves
                                            Federal Portfolio Fund                              $   4,428,675    $  4,428,675

                                              Total investments - money market fund             $   4,428,675    $  4,428,675









                                                                         -11-             (CONTINUED)

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1993

         COLUMN B                                           COLUMN C                             COLUMN D        COLUMN E
                                              Description of investment, including
    Identity of issue,                            collateral, rate of interest,
    borrower, lessor                                 maturity date, par or
    or similar party                                      maturity value                           Cost        Current Value


ROCKWELL COMMON STOCK FUND


Corporate Stock - Common

* Rockwell International Corporation       243,034 shares                                     $   5,988,505    $  8,749,224


Money Market Funds

* Mellon Bank N.A.                          EB Temporary Investment Fund                              18,821         18,821

                                             Total investments - Rockwell common stock fund    $   6,007,326   $  8,768,045



ROCKWELL CLASS A STOCK FUND


Corporate Stock - Common

* Rockwell International Corporation
     Class A                            8,533 shares                                           $    238,989    $    307,188




                                             Total investments - Rockwell Class A stock fund   $     238,989   $    307,188





                                                                         -12-             (CONTINUED)


ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1993

         COLUMN B                                             COLUMN C                           COLUMN D        COLUMN E
                                               Description of investment, including
    Identity of issue,                             collateral, rate of interest,
    borrower, lessor                                   maturity date, par or
    or similar party                                       maturity value                           Cost      Current Value



EQUITY FUND

Shares of Registered Investment Company

Vanguard Fiduciary Trust Company              Vanguard Group Windsor II Mutual Fund            $   3,082,626    $ 3,805,518



                                                   Total investments - equity fund             $   3,082,626    $  3,805,518


LOAN FUND

* Loans to participants                        Various loans; 7% to 11%, due 12 to 120
                                                months from date of loan                        $   1,053,875   $  1,053,875


                                                   Total investments - loan fund                $   1,053,875   $  1,053,875

TOTAL INVESTMENTS - ALL FUNDS                                                                   $  23,371,893   $ 26,923,703


* Party-in-interest









                                                                         -13-

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED SEPTEMBER 30, 1993

SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS
OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS

          COLUMN A                             COLUMN B                  COLUMN C    COLUMN D     COLUMN G     COLUMN H   COLUMN F
                                                                                                               Current
         Identity of                                                     Purchase     Selling      Cost of     Value of   Net Gain
       Party Involved                    Description of Asset             Price        Price        Asset        Asset    or (Loss)


Vanguard Fiduciary Trust Company     Guaranteed Investment Contract,                $1,945,513    $1,945,513  $1,945,513   $   -
                                       No. G4-89

Vanguard Fiduciary Trust Company     Guaranteed Investment Contract,    $1,945,513                $1,945,513  $1,945,513   $   -
                                       No. 13285



                                                                         -14-

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
FOR CERTAIN REPRESENTED HOURLY EMPLOYEES

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED SEPTEMBER 30, 1993

SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT
IN EXCESS OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS

         COLUMN A                             COLUMN B               COLUMN C    COLUMN D    COLUMN G       COLUMN H     COLUMN F
                                                                                               Total         Total
        Identity of                                                  Number of   Number of  Dollar Value  Dollar Value  Net Gain
      Party Involved                    Description of Asset         Purchases     Sales    of Purchases    of Sales    or (Loss)


Rockwell International Corporation  Common Stock                         70          42      $1,363,835    $  900,051   $173,182


Vanguard Fiduciary Trust Company    Vanguard Money Market Reserves
                                       Federal Portfolio Fund            37          22      $  608,685    $  566,178        -

Mellon Bank, N.A.                   EB Temporary Investment Fund        448         225      $6,348,887    $6,428,626        -


Vanguard Fiduciary Trust Company    Guaranteed Investment Contract,
                                       No. G4-91                          7           1      $3,112,833    $    1,534        -



                                                                         -15-

                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                                 ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN FOR CERTAIN REPRESENTED HOURLY EMPLOYEES


                                                    By   Alfred J. Spigarelli
                                                         Alfred J. Spigarelli
                                                         Plan Administrator



Date:  March 22, 1994




INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement
No. 2-99494 (as amended through Post-Effective Amendment No. 4 thereto) of Rockwell International Corporation on Form S-8 of our report dated December 13, 1993, appearing in this Annual Report on Form 11-K of the Rockwell International Corporation Savings Plan for Certain Represented Hourly Employees for the year ended September 30, 1993.




Deloitte & Touche
Pittsburgh, Pennsylvania
March 22, 1994



                                                     S-2